Exhibit 1
                                                                       ---------


                               Result of Meetings
RNS Number:8025R
WPP Group plc
27 September 2005

                              WPP Group plc ("WPP")

       Scheme Proposals and Share Plans Proposals approved by Shareholders

The Scheme Proposals

At the meeting convened by the Court and held on 26 September 2005 (the "Court Meeting") to approve the proposed scheme of arrangement (the "Scheme") between WPP Group plc and the holders of Scheme Shares (as defined in the Scheme), the resolution approving the Scheme was passed by the requisite majorities on a poll.

The voting of those members who cast votes either in person or by proxy at the Court Meeting is summarised in the following table:

                         For             %           Against           %
Number of votes:       751,365,842     99.83        1,264,922         0.17
Number of voters:      1158                         62

In addition, at the extraordinary general meeting also held on 26 September 2005 (the "EGM"), the special resolution to approve the Scheme, the related reduction of capital and certain other related arrangements was also passed by the requisite majority on a poll.

The voting of those members who cast votes either in person or by proxy at the EGM on this special resolution is summarised in the following table:

                         For             %           Against           %           Withheld           %
Number of votes:       644,784,519     99.11        2,115,944         0.33         3,658,244         0.56

The Scheme will interpose a new parent company ("New WPP") between WPP and the holders of the Scheme Shares. On the Scheme becoming effective New WPP will be renamed "WPP Group plc". The Scheme is still subject to the sanction of, and confirmation by, the Court.

Indicative Timetable

The indicative timetable for implementation of the Scheme is currently expected to be as follows:

Court hearing                                                  24 October 2005
Last day of dealings in WPP Shares                             24 October 2005
Scheme Record Time                                             6.00 p.m., 24 October 2005
Effective Date of Scheme                                       25 October 2005
De-listing of WPP Shares                                       8.00 a.m., 25 October 2005
Commencement of dealings in New WPP Shares issued to WPP       8.00 a.m., 25 October 2005
Share Owners under the Scheme

New WPP will then carry out a reduction of capital to reduce the nominal value of the New WPP Shares from 475 pence each to 10 pence each. This will create approximately (pound)5.88 billion of distributable reserves. This reduction of capital is anticipated to take effect on 27 October 2005 (subject to the Scheme becoming effective on 25 October 2005).

The Share Plans Proposals

The EGM also passed four ordinary resolutions by the requisite majority relating to share plans to be adopted by New WPP conditional on the Scheme becoming effective. Each of the ordinary resolutions was voted on a poll.

The voting of those members who cast votes either in person or by proxy at the EGM on these ordinary resolutions is summarised in the following table:

     Ordinary       Name of Share Plan         For              %          Against          %          Withheld          %
    Resolution

        1                WPP 2005          589,440,978        90.61       27,855,917      4.28        33,261,812        5.11
                     Executive Stock
                       Option Plan

        2                WPP 2005          673,489,312        98.39       6,186,062       0.90        4,839,819         0.71
                        Worldwide
                      Ownership Plan

        3                WPP 2004          589,154,201        90.56       33,254,961      5.11        28,149,545        4.33
                    Leadership Equity
                     Acquisition Plan

        4            WPP Performance       608,910,999        93.43       38,170,291      5.86        4,605,447         0.71
                        Share Plan


Enquiries:   Feona McEwan -   +44 (0)207 408 2204

OTHER INFORMATION

Unless the context otherwise appears, terms defined in the WPP's scheme circular dated 31 August 2005 have the same meaning in this announcement.

The directors of WPP accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief (having taken reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Merrill Lynch International, which is authorised and regulated in the UK by the Financial Services Authority, is acting exclusively for WPP and New WPP in connection with the Scheme Proposals and for no-one else and will not be responsible to anyone other than WPP and New WPP for providing the protections afforded to their respective clients, for the contents of this announcement, or for providing advice in relation to the Proposals.

Securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933, as amended, (the "US Securities Act") or exempt from such registration. The New WPP Shares to be issued to WPP Share Owners under the Scheme have not been and will not be registered under the US Securities Act (nor under the securities laws of any state of the United States), but will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof. Neither the SEC nor any US state securities commission has approved or disapproved of the New WPP Shares or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States.


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